Exhibit (a)(1)(H)

InvenTrust Properties Corp. C/O DST Systems, Inc. PO Box 219845 Kansas City MO 64121-9845

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Dear Stockholder,

This communication is to inform you that your InvenTrust Properties Corp. shares have been accepted into the tender offer and the payment is enclosed. The purchase price was determined to be $X.XX per share.

Indicated below is a summary of the results for the tender offer:

•	Approximately $XXX million worth of shares were properly tendered as of the tender offer expiration date of Month, XX, 2016.

•	In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company had the option to increase the number of shares accepted for payment in the tender offer by up to 2% of the outstanding shares without amending or extending the tender offer. To avoid any proration to the stockholders that tendered shares, the Company increased the size of the tender offer by approximately $XX million under this provision.

•	If you tendered your shares below the ultimate purchase price, your shares will be purchased at the higher purchase price of $X.XX.

Thank you for your investment in InvenTrust Properties Corp. If you have any questions, please don’t hesitate to contact your financial advisor or DST Systems at 855-377-0510 for assistance.

Sincerely,

INVENTRUST PROPERTIES CORP.